[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 16, 2018

Ashley Vroman-Lee Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:	Cushing® ETF Trust Registration Statement on Form N-1A (File Nos. 811-23367 and 333-226449)
Dear Ms. Vroman-Lee:
Thank you for your comments received October 10, 2018 regarding the registration statement on Form N-1A (the “Registration Statement”) filed by Cushing® ETF Trust (the “Trust”) on July 31, 2018 with the Securities and Exchange Commission (the “SEC”). The Registration Statement relates to four series of the Trust: Cushing® Energy & MLP ETF, Cushing® Utility & MLP ETF, Cushing® Transportation & MLP ETF and Cushing® Energy Supply Chain & MLP ETF (each individually a “Fund” and collectively the “Funds”). We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Trust intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.
Comment 1	For each Fund, please disclose a minimum investment in each type of investment.
Response
The Trust notes that the methodology for each Index involves the selection of Index constituents from two or more Sub-Indexes.  A Sub-Index of each Index is the Cushing® 30 MLP Index.   At each quarterly rebalancing, constituents selected from the Cushing 30 MLP Index will constitute 24% of the Index and constituents selected from the other Sub-Index(es) will constitute 76% of the Index.   The Trust has revised disclosure in the Registration Statement to clarify this.

Comment 2	Please include appropriate risk disclosure for investing, specifically, in the “energy supply chain” sector.
Response	The Trust has added the requested risk disclosure.
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Securities and Exchange Commission
October 16, 2018

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.
Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy